SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Och-Ziff Capital Management Group LLC

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

67551U105

(CUSIP Number)

Jeffrey C. Blockinger

Chief Legal Officer

Och-Ziff Capital Management Group LLC

9 West 57th Street,

New York, NY 10019

(212) 790-0041

(Name, address and telephone number of person authorized to receive notices and communications)

November 13, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

13D

CUSIP No. 67551U105

1	NAME OF REPORTING PERSON Daniel S. Och
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 61,926,068[1]
8 SHARED VOTING POWER: 78,470,163[2]
9 SOLE DISPOSITIVE POWER: 61,926,068[3]
10 SHARED DISPOSITIVE POWER: 177,295,592[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 302,597,678[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 88.3%
14	TYPE OF REPORTING PERSON: IN

1	Represents 1,606,600 Class A Shares of the Issuer (as defined below) directly held by the Reporting Person and 60,319,468 Class A Shares of the Issuer that the Reporting Person has the right to receive upon the exchange by the Reporting Person of equity securities (the “Group A Units”) of certain Issuer affiliated partnerships (the “Och-Ziff Operating Group”). Does not include the right of the Reporting Person, pursuant to the Class B Shareholders Agreement described in response to Item 6 of the Initial Schedule 13D (as defined below), to vote 153,883,650 Class B Shares of the Issuer that the Reporting Person directly owns and 124,062,876 Class B Shares of the Issuer that are subject to an irrevocable voting proxy given to the Reporting Person by the limited partners of the Och-Ziff Operating Group who are identified in Item 5 of the Statement. The Class B Shares of the Issuer are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Class B Shares of the Issuer consist only of voting rights of the Issuer, do not represent any economic interest in the Issuer (or any of its affiliates) and are automatically cancelled upon the issuance of Class A Shares of the Issuer upon the exchange of Group A Units of the Och-Ziff Operating Group as described herein.
2	Represents 78,470,163 Class A Shares of the Issuer which certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of Group A Units of the Och-Ziff Operating Group, over which the Reporting Person may be deemed to have shared voting power, when combined with certain equity securities of one of Issuer affiliated partnership within the Och-Ziff Operating Group held by the Reporting Person (such equity securities held by the Reporting Person being combined have not been included in Row 7 above).
3	Represents the 61,926,068 Class A Shares of the Issuer referred to in Row 7 and as described in footnote 1.
4	Represents (i) 38,138,571 Class A Shares of the Issuer owned by DIC Sahir (as defined below) over which the Reporting Person may be deemed to have shared dispositive power, (ii) 124,062,876 Class A Shares of the Issuer which certain limited partners of the Issuer affiliated partnerships have the right to receive upon the exchange by such limited partners of equity securities of such affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power and (iii) 15,094,145 Class A Shares of the Issuer that certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power, when combined with certain equity securities of one of such Issuer affiliated partnerships held by the Reporting Person (such equity securities held by the Reporting Person being combined have not been included in Row 9 above).
5	Represents (i) 138,789,631 Class A Shares which the Reporting Person and certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by the Reporting Person and such trusts of equity securities of certain Issuer affiliated partnerships, (ii) 1,606,600 Class A Shares of the Issuer directly held by the Person, (iii) 38,138,571 Class A Shares of the Issuer owned by DIC Sahir over which the Reporting Person may be deemed to have shared dispositive power, and (iv) 124,062,876 Class A Shares of the Issuer which certain limited partners of the Issuer affiliated partnerships have the right to receive upon the exchange by such limited partners of equity securities of such affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1	Security and Issuer

This Amendment No. 6 on Schedule 13D (this “Schedule 13D”) relates to the Class A shares of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Issuer”), representing Class A limited liability company interests of the Issuer (the “Class A Shares”) and amends and further supplements the Schedule 13D filed by the Reporting Person on November 19, 2007 (the “Initial Schedule 13D”) as amended by the Reporting Person by Amendment No. 1 to Schedule 13D filed on November 13, 2008, Amendment No. 2 to Schedule 13D filed on December 23, 2008, Amendment No. 3 to Schedule 13D filed on January 2, 2009, Amendment No. 4 to Schedule 13D filed on May 14, 2009 and Amendment No. 5 to Schedule 13D filed on June 16, 2009 (the Initial Schedule 13D as so amended, the “Statement”). The Reporting Person is filing this Schedule 13D to report the expiration pursuant to its terms of the Reporting Person’s agreement entered into in accordance with Rule 10b5-1 under the Securities Act of 1934, as amended (the “1934 Act”). Except as expressly set forth herein, there have been no changes to the Statement. The principal executive offices of the Issuer are located at 9 West 57th Street, New York, NY 10019.

ITEM 4	Purpose of Transactions

The first paragraph of Item 4 of the Statement is hereby amended to add the following:

On November 13, 2009, the Reporting Person’s agreement entered into in accordance with Rule 10b5-1 under the 1934 Act expired pursuant to its terms.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 2009

By:	/s/ Jeffrey Blockinger
Name:	Jeffrey Blockinger
Title:	Attorney-in-fact